UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 24, 2023

KUBIENT, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-39441	82-1808844
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 7th Avenue, 8th Floor New York, New York	10018
(Address of principal executive offices)	(Zip Code)

(800) 409-9456
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KBNT	Nasdaq
Common Stock Purchase Warrants	KBNTW	Nasdaq

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement and Transaction

On May 24, 2023, Kubient, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Adomni, Inc., a Delaware corporation (“Adomni”), and ADM Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s stockholders and Adomni’s stockholders, Merger Sub will be merged with and into Adomni (the “Merger”), with Adomni surviving the Merger as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”): (a) each share of Adomni’s common stock (the “Adomni Common Stock”) and each share of Adomni’s preferred stock (the “Adomni Preferred Stock” and together with Adomni Common Stock, the “Adomni Capital Stock”) outstanding immediately prior to the Effective Time, excluding any dissenting shares, will be automatically converted solely into the right to receive a number of shares of the Company’s common stock (“Company Common Stock”) equal to the exchange ratio described below; and (b) each option or other right to purchase shares of Adomni Capital Stock (each a “Adomni Option”) that is outstanding and unexercised immediately prior to the Effective Time under Adomni’s 2017 Stock Plan (the “Adomni Plan”), whether or not vested, will be converted into and become an option to purchase Company Common Stock, and the Company will assume the Adomni Plan and each such Adomni Option in accordance with the terms of the Adomni Plan and the terms of the stock option agreement by which such Adomni Option is evidenced (but with changes to such documents as the Company and Adomni mutually agree are appropriate to reflect the assumption of the Adomni Options by the Company to purchase shares of Company Common Stock). The number of shares of Company Common Stock subject to each Adomni Option assumed by the Company will be determined by multiplying (A) the number of shares of Adomni Common Stock that were subject to such Adomni Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and the per share exercise price for the Company Common Stock issuable upon exercise of each Adomni Option assumed by the Company will be determined by dividing (A) the per share exercise price of Adomni Common Stock subject to such Adomni Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Adomni Option assumed by the Company will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Adomni Option will otherwise remain unchanged. The exchange ratio is defined as (rounded to four decimal places) the quotient obtained by dividing (i) (A) the Purchase Price (as defined in the Merger Agreement) divided by (B) the number of Company Outstanding Shares (as defined in the Merger Agreement) by (ii) the Parent 30-Day VWAP (as defined in the Merger Agreement).

The equityholders of Adomni immediately before the Merger are expected to own approximately 74% of the aggregate number of outstanding shares of Company Common Stock immediately after the consummation of the Merger (the “Closing”), and the equityholders of the Company immediately before the Merger are expected to own approximately 26% of the aggregate number of outstanding shares of Company Common Stock immediately after the Closing.

As additional consideration for the contemplated transactions set forth in the Merger Agreement, the Company shall deposit a certain number of shares of Company Common Stock with an exchange agent sufficient to make payments in the following amounts: (a) if the audited net revenues of the combined business of the Company and Adomni for the fiscal year ending December 31, 2023 are greater than or equal to $18,300,000 and less than $20,000,000, an amount of Company Common Stock equal to one percent (1%) of the Parent Outstanding Shares (as such term is defined in the Merger Agreement)as of immediately prior to the date which is five trading days following the filing with the Securities and Exchange Commission (the “SEC”) of the Company’s Form 10-K for the year ended 2023 (the “Earn-Out Date”); (b) if Adomni’s 2023 net revenues are greater than or equal to $20,000,000 and less than $23,300,000, an amount of Company Common Stock equal to two percent (2%) of the Parent Outstanding Shares as of immediately prior to the Earn-Out Date; or (c) if Adomni’s 2023 net revenues are greater than or equal to $23,300,000, an amount of Company Common Stock equal to five percent (5%) of the Parent Outstanding Shares as of immediately prior to the Earn-Out Date. If Adomni’s 2023 Net Revenues are less than $18,300,000, no such shares shall be issued.

Following the Closing, Jonathan Gudai (“Gudai”) will serve as the Company’s Chief Executive Officer and Paul Roberts, the Company’s current Chief Executive Officer, will serve as the Company’s Chief Strategy Officer. Additionally, following the Closing, the board of directors of the Company will consist of seven directors and will be comprised of five members designated by Adomni and two members designated by the Company.

The Merger Agreement contains a customary “no-shop” provision under which neither the Company nor Adomni is permitted to: (a) solicit any alternative acquisition proposals; (b) furnish any non-public information to any person in connection with or in response to any alternative acquisition proposal; (c) engage in any negotiations or discussions with any person with respect to any alternative acquisition proposal; (d) approve, endorse or recommend any alternative acquisition proposal; or (e) execute or enter into any agreement relating to any alternative acquisition proposal. The “no-shop” provision is subject to certain exceptions that permit the board of directors of the Company to comply with its fiduciary duties, which, under certain circumstances, would enable the Company to provide information to, and enter into discussions or negotiations with, third parties in response to any alternative acquisition proposals.

The Merger Agreement contains customary representations, warranties and covenants made by Adomni and the Company, including covenants relating to obtaining the requisite approvals of the stockholders of Adomni and the Company, indemnification of directors and officers, and Adomni’s and the Company’s conduct of their respective businesses between the date of signing the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a registration statement on Form S-4 (the “Registration Statement”), in which a proxy statement will be included as a prospectus (the “Proxy Statement”) and seek the approval of the Company’s stockholders with respect to certain actions, including (a) the issuance of Company Common Stock that represents (or are convertible into) more than 20% of the shares of Company Common Stock outstanding immediately prior to the Closing to the Adomni stockholders in connection with the Merger and related transactions; and (b) the change of control of the Company resulting therefrom, in each case pursuant to The Nasdaq Stock Market, LLC, (“Nasdaq”) rules (together, the “Company Stockholder Matters”).

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (a) the required approvals by the parties’ stockholders; (b) the accuracy of the representations and warranties, subject to certain materiality qualifications; (c) compliance by the parties with their respective covenants, subject to materiality qualifications; (d) no law or order preventing the Merger and related transactions; (e) the closing of a pre-closing financing in which the aggregate proceeds to Adomni are not less than $2,500,000; (f) Adomni shall not be in default or breach of the agreement governing its senior indebtedness that is not subject of a forbearance agreement or similar waiver; (g) the consent of the lender of Adomni’s indebtedness; (h) the continuous listing of the shares of Company Common Stock on Nasdaq from the date of the Merger Agreement through the Closing Date; (i) the shares of Company Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing; and (j) the Registration Statement having become effective in accordance with the provisions of the Securities Act, and not being subject to any stop order or proceeding (or threatened proceeding by the SEC in writing) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either the Company or Adomni to terminate the Merger Agreement if the Company’s stockholders fail to adopt and approve the Company Stockholder Matters; (b) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the transactions; (c) the right of either party to terminate the Merger Agreement if the Merger has not occurred by December 31, 2023, subject to certain conditions, provided that such date may be extended, in certain circumstances; (d) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions; and (e) the right of either party to terminate the Merger Agreement if a court of competent jurisdiction or other governmental body of a competent jurisdiction issues a temporary or permanent restraining order, decree or ruling, and there is not any law which has the effect prohibiting the merger and related transactions.

Upon termination of the Merger Agreement by the Company or Adomni in certain limited circumstances, a termination fee of $250,000 may be payable by the Company to Adomni.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or Adomni. The Merger Agreement contains representations, warranties and covenants that the Company and Adomni made to each other as of specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement among the Company, Adomni and Merger Sub and may be subject to important qualifications and limitations agreed to by the Company and Adomni in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to investors or security holders, or may have been used for the purpose of allocating risk between the Company and Adomni rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.

Promissory Note

Concurrently with the execution and delivery of the Merger Agreement, Adomni, as borrower, issued to the Company, as lender, a secured promissory note (the “Adomni Note”) dated as of May 24, 2023 having an original principal amount equal to $2,000,000, secured by the pledge of 586,855 shares of Adomni Common Stock by each of Gudai and Jonathan Fine (“Fine”), who are officers and directors of Adomni pursuant to a Stock Pledge Agreement (the “Stock Pledge Agreement”) dated as of May 24, 2023 among the Company, Gudai and Fine.  The Adomni Note is subordinated to Adomni’s obligations under its senior secured notes (the “Subordination”).  Interest under the Adomni Note is 7% per annum.  The outstanding amounts under the Adomni Note may be prepaid by Adomni in whole or in part without penalty and the consent of the Company.  The amounts due under the Adomni Note are due and payable by Adomni, subject to the Subordination, upon written demand by the Company upon the later to occur of (a) May 24, 2026; and (b) any date which is ninety one (91) days following the repayment by Adomni of all amounts due and payable under its senior secured notes.  In connection with the Adomni Note, the Company provided to Adomni an amount in cash equal to $2,000,000 on May 24, 2023.

Voting Agreements

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Adomni (the “Adomni Supporting Stockholders”) entered into voting agreements in favor of the Company covering approximately 63% of the outstanding shares of Adomni Capital Stock relating to the Merger (the “Adomni Voting Agreements”). The Adomni Voting Agreements provide, among other things, that the Adomni Supporting Stockholders will vote all of the shares of Adomni Capital Stock held by them (a) in favor of adopting the Merger Agreement and approving the Merger, the Contemplated Transactions (as defined in the Merger Agreement), the Company Stockholder Matters (as defined in the Merger Agreement), and the other actions and transactions contemplated by the Merger Agreement (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger and (c) against any acquisition proposal involving a third party.

Lock-Up Agreements

Pursuant to the Merger Agreement, certain officers, directors and stockholders of Adomni, agreed to enter into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such officers, directors and stockholders accepted certain restrictions on transfers of the shares of Company Common Stock held by such officer, director or stockholder during the period commencing upon the Effective Time and ending on the date that is 180 days after the date of Closing.

The foregoing descriptions of the Merger Agreement, the Adomni Note, the Stock Pledge Agreement, the Company Voting Agreements, and the Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibit 2.1, 10.1, 10.2, 10.3, and 10.4 respectively, to this report and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger; the combined company’s listing on The Nasdaq Capital Market after closing of the proposed merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed merger and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the location of the combined company’s corporate headquarters; and other statements that are not historical fact. All statements other than statements of historical fact contained in this report are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (a) the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (b) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of the Company and Adomni to consummate the proposed merger; (c) risks related to the Company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (d) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (e) the risk that as a result of adjustments to the exchange ratio, the Company stockholders and Adomni stockholders could own more or less of the combined company than is currently anticipated; (f) risks related to the market price of the Company’s stock relative to the exchange ratio; (g) unexpected costs, charges or expenses resulting from the transaction; (h) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (i) the uncertainties associated with Adomni’s platform and technologies; (j) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance Adomni’s platform and technologies; and (k) risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in the Company’s Registration Statement on Form S-1 filed with the SEC on December 21, 2020, and in other filings that the Company makes and will make with the SEC in connection with the proposed merger, including the Proxy Statement described below under “Important Additional Information Will be Filed with the SEC.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

Important Additional Information Will be Filed with the SEC

This communication relates to the proposed merger involving the Company and Adomni and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, the Company will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement (the “Proxy Statement”) and a prospectus with respect to the Company’s securities to be issued in connection with the merger. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that the Company may file with the SEC and or send to the Company’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND ADOMNI ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ADOMNI, THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by the Company with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by the Company with the SEC will also be available free of charge on the Company’s website at www.kubient.com, or by contacting Kubient, Inc. Investor Relations at kubient@gatewayir.com.

Participants in the Solicitation

The Company and Adomni, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 30, 2023, and the proxy statement for the Company’s 2023 annual meeting of stockholders, filed with the SEC on April 26, 2023. Additional information regarding these persons and their interests in the transaction will be included in the Form S-4, the Proxy Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated May 24, 2023, by and among the Company, Merger Sub and Adomni.

10.1	Form of Company Voting Agreement, dated May 24, 2023, by and between Adomni and each of the parties named in each agreement therein.

10.2	Secured Promissory Note, dated May 24, 2023, by and between the Company and Adomni.

10.3	Stock Pledge Agreement, dated May 24, 2023, by and among the Company, Jonathan Gudai and Jonathan Fine.

10.4	Form of Lock-Up Agreement.

*	Schedules and exhibits to the Merger Agreement (other than the schedule of defined terms) have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KUBIENT, INC.

Dated: May 30, 2023	By:	/s/ Paul Roberts
Paul Roberts
Chief Executive Officer